  Exhibit 99.2

BANK OF MONTREAL

US$25,000,000,000

SENIOR MEDIUM-TERM NOTES, SERIES F

CALCULATION AGENCY AGREEMENT

BETWEEN BANK OF MONTREAL AND BMO CAPITAL MARKETS CORP.

April 20, 2020

Bank of Montreal (the “Bank”) proposes to issue and sell from time to time certain of its senior debt securities designated as Senior Medium-Term Notes, Series F (the “Notes”), pursuant to the terms of a Distribution Agreement, dated as of April 20, 2020, between the Bank and the Agents (as defined therein), as agents. The Notes are to be issued under a Senior Indenture, dated as of January 25, 2010, as amended by the First Supplemental Indenture thereto, dated as of September 23, 2018 (together, the “Indenture”), between the Bank and Wells Fargo Bank, National Association, as trustee (the “Trustee”). Terms used but not defined herein shall have the meanings assigned to them in the form of floating rate Note delivered to you herewith or in the Prospectus, dated April 20, 2020, as supplemented by the Prospectus Supplement, dated April 20, 2020 (together, the “Prospectus”), relating to the Notes.

For the purpose of appointing an agent to perform the functions of the Calculation Agent as described in the Prospectus, including the determination of the amount of principal or interest payable on any Note that is linked to other securities, commodities, a foreign currency or currencies or an index or indices (including Notes which bear interest at the Commercial Paper Rate, U.S. Prime Rate, LIBOR, any substitute or successor base rate to LIBOR, EURIBOR, SOFR, Treasury Rate, CMT Rate, CMS Rate, CPI Rate and Federal Funds Rate) to be set forth in one or more pricing or product supplements to the Prospectus (collectively, the “Floating Rate Indices”), the Bank and BMO Capital Markets Corp. agree as follows:

1.    Upon the terms and subject to the conditions contained herein, the Bank hereby appoints BMO Capital Markets Corp. (in such capacity, the “Calculation Agent”) for the purpose of performing the functions of the Calculation Agent as described in the Prospectus, in the manner and at the times provided in the Notes, the Prospectus and any applicable pricing or product supplement, except with respect to Notes issued on or after the date hereof where Wells Fargo Bank, National Association or a different calculation agent is designated in the applicable pricing or product supplement.

2.    Except as provided in paragraph 3, the Calculation Agent shall perform the functions of the Calculation Agent described in the Prospectus and shall use due care to determine the Floating Rate Indices and all other matters which are required to be determined or provided by the Calculation Agent pursuant to the terms of the applicable Note and as described in the Prospectus and in any applicable pricing supplement or product supplement, and (i) shall communicate the same and the relevant interest payment date to the Bank, the Trustee and any paying agent identified to it in writing on the day of such determination or performance and (ii) if applicable, upon the request of a Holder of such a Note, provide the interest rate (based on the applicable Floating Rate Indices) then in effect and, if determined, the interest rate (based on the applicable Floating Rate Indices) that will become effective on the next Interest Reset Date.

3.    The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a)   The Calculation Agent shall be entitled to such compensation as may be agreed upon on an arms’ length basis from time to time in writing with the Bank for all services rendered by the Calculation Agent, and the Bank promises to pay such compensation and to reimburse the Calculation Agent for the reasonable, documented out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Calculation Agent for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including the costs and expenses of defending against any claim of liability) incurred by the Calculation Agent that arises out of, or in connection with, its accepting appointments, or acting as Calculation Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Calculation Agent or any of its agents or employees. The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Calculation Agent in reliance upon (i) the written opinion or advice of legal advisors satisfactory to it or (ii) written instructions from the Bank. The Calculation Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to make any determination, calculation or declaration hereunder. The provisions of this paragraph shall survive the termination of this agreement.

(b)    In acting under this agreement and in connection with the Notes, the Calculation Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.

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(c)    The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, or any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d)    Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this agreement shall be sufficient if signed by any officer of the Bank.

(e)    The Calculation Agent shall be obligated to perform only such duties as are specifically set forth herein, in the Prospectus or in any applicable pricing or product supplement, and no implied duties or obligations shall be read into this agreement against the Calculation Agent.

(f)    The Calculation Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder by or through its agents or attorneys, and the Calculation Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

4.     (a) The Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall never be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept a shorter notification period. The Bank may remove the Calculation Agent (with or without cause) at any time by filing with the Calculation Agent an instrument in writing signed on behalf of the Bank by an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Calculation Agent. If within 60 days after notice of resignation or removal has been given, a successor Calculation Agent has not been appointed, the Calculation Agent may petition a court of competent jurisdiction to appoint a successor Calculation Agent. A successor Calculation Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by an authorized person thereof and the successor Calculation Agent. Upon the appointment of a successor Calculation Agent and acceptance by it of such appointment, the Calculation Agent so superseded shall cease to be such Calculation Agent hereunder. Upon its resignation or removal, the Calculation Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

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(b)    If at any time (i) the Calculation Agent shall resign or be removed, shall become incapable of acting or shall be adjudged bankrupt or insolvent, (ii) an order is made or effective resolution is passed to wind up the Calculation Agent, (iii) the Calculation Agent shall file a voluntary petition in bankruptcy or make an assignment for the benefit of its creditors, shall consent to the appoint-ment of a receiver, administrator or other similar official of all or any substantial part of its property, or shall admit in writing its inability to pay or meet its debts as they mature, (iv) a receiver, administrator or other similar official of the Calculation Agent or of all or any substantial part of its property shall be appointed, (v) any order of any court shall be entered approving any petition filed by or against the Calculation Agent under the provisions of any applicable bankruptcy or insolvency law or (vi) any public officer shall take charge or control of the Calculation Agent or its property or affairs for the purpose of rehabilitation, conservation or liquidation, then a successor Calculation Agent shall be appointed by the Bank by an instrument in writing filed with the successor Calculation Agent. Upon the appointment as aforesaid of a successor Calculation Agent and acceptance by the latter of such appointment and the giving of notice, the Calculation Agent so replaced shall cease to be Calculation Agent hereunder.

(c)    Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.

(d)    Any corporation (as defined in the Indenture) into which the Calculation Agent may be merged or converted or with which the Calculation Agent may be consolidated, any corporation resulting from any merger, conversion, or consolidation to which the Calculation Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Calculation Agent, shall, to the extent permitted by applicable law, be the successor Calculation Agent under this agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

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5.      Any notice required to be given hereunder shall be delivered in person, sent by letter, first class mail, email or facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty‑four hours by letter or by facsimile), in the case of the Bank, Bank of Montreal, 100 King Street West, 1 First Canadian Place, 10th Floor, Toronto, Ontario, Canada M5X 1A1, e-mail: CorporateWholesaleFunding@bmo.com, telephone: (416) 927-5503, fax: 416-867-7193, Attn: Gabriel Wong, and in the case of the Calculation Agent, BMO Capital Markets Corp., 3 Times Square, 28th Floor, New York, NY 10036, email: BMOCMUSLegal@bmo.com, telephone: (212) 885-4000, Attn: Legal Department, or to any other address of which any party shall have notified the others in writing as herein provided. Any notice hereunder given by telecopy or letter, first class mail, shall be deemed to be received upon actual receipt thereof.

6.     This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

7.     This agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

8.     This agreement is solely for the benefit of the parties hereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first above written.

BANK OF MONTREAL

By	/s/ Stephen Lobo
	Name:	Stephen Lobo
	Title:	Treasurer

BMO CAPITAL MARKETS CORP.

By	/s/ Brad Rothbaum
	Name:	Brad Rothbaum
	Title:	Managing Director

[Signature Page to Calculation Agency Agreement]